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As filed with the Securities and Exchange Commission on December 9, 2009

Registration No. 333- 162778

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-80
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other Jurisdiction of Incorporation or Organization)	1044 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

1500-625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Fred R. Pletcher, Esq. Borden Ladner Gervais LLP 1200 Waterfront Centre, 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia, Canada V7X 1T2 (604) 687-5744

Approximate date of commencement of proposed sale of the securities to the public:
 As soon as practicable after this Registration Statement becomes effective.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

Explanatory Note

        The Registrant hereby amends its Registration Statement on Form F-80, as originally filed with the U.S. Securities and Exchange Commission on October 30, 2009 (the "Registration Statement"), to include the Notice of Variation and Extension, dated December 9, 2009, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular, dated October 30, 2009, including the Letters of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement.

        The Registrant previously paid a registration fee of US$10,207.70 in relation to its registration of 7,738,363 of its common shares, 3,101,549 of its consideration warrants and 112,275 replacement warrants with its filing of the Registration Statement with the U.S. Securities and Exchange Commission on October 30, 2009.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
Document 1: Offers to Purchase and Circular*
Document 2: Letter of Transmittal for the Common Shares of Aquiline*
Document 3: Letter of Transmittal for the Common Share Purchase Warrants of Aquiline*
Document 4: Letter of Transmittal for the Convertible Debenture of Aquiline*
Document 5: Notice of Guaranteed Delivery*
Document 6: Notice of Variation and Extension
Item 2.	Informational Legends
See page iv of the outside cover page of the Offers to Purchase and Circular.*
See page iii of the outside cover page of the Notice of Variation and Extension.
Item 3.	Incorporation of Certain Information by Reference
See "Documents Incorporated by Reference" in the Offers to Purchase and Circular* and the list of exhibits included in Part II of the Registration Statement.
Item 4.	List of Documents Filed with the Commission
See "Registration Statement Filed with the SEC" in the Offers to Purchase and Circular.*

*
Previously filed with the Registrant's Form F-80 (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on October 30, 2009.

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. These Offers have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of these Offers or upon the adequacy of the information contained in this document and it is an offence to claim otherwise.

December 9, 2009

NOTICE OF VARIATION AND EXTENSION

by

PAN AMERICAN SILVER CORP.

to its

OFFERS TO PURCHASE

all of the outstanding common shares, warrants and the convertible debenture of

AQUILINE RESOURCES INC.

on the basis of

•                  0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share

•                  0.2495 of a Pan American Replacement Warrant for each Aquiline Warrant

•                  a Replacement Debenture of Pan American for the Convertible Debenture of Aquiline

THE OFFERS HAVE BEEN EXTENDED AND ARE NOW OPEN FOR ACCEPTANCE UNTIL 9:00 PM (EASTERN TIME) ON DECEMBER 22, 2009 , UNLESS THE OFFERS ARE FURTHER EXTENDED.

Pan American Silver Corp. (“Pan American”, the “Offeror”, “we”, or “us”) hereby gives notice that it is amending and supplementing its offers to purchase dated October 30, 2009 (the “Original Offers to Purchase”), in order to extend the expiry of the following offers (the “Offers” or “Offers to Purchase”) to 9:00 p.m. (Eastern time) on December 22, 2009:

(a)          all of the issued and outstanding common shares (the “Aquiline Shares”) of Aquiline Resources Inc. (“Aquiline”), including any Aquiline Shares that may become issued and outstanding after the date of the Offers but prior to 9:00 pm (Eastern time) on December 22, 2009 (the “Expiry Time”) upon the exchange, conversion or exercise of any securities of Aquiline that are convertible into or exchangeable or exercisable for Aquiline Shares, but excluding Aquiline Shares owned by the Offeror or its affiliates for consideration consisting of 0.2495 of a common share of Pan American (a “Pan American Share”) and 0.1 of a common share purchase warrant of Pan American (a “Pan American Consideration Warrant”) for each Aquiline Share (the “Share Offer”);

(b)         all of the outstanding common share purchase warrants of Aquiline (the “Aquiline Warrants”), comprised of the February 2008 Warrants and the May 2008 Warrants, but excluding Aquiline Warrants owned by the Offeror or its affiliates, as follows:

(i)                                    to purchase any and all of the outstanding February 2008 Warrants for consideration consisting of 0.2495 of a February 2008 Replacement Warrant of Pan American for each February 2008 Warrant, with each whole February 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$52.10 per Pan American Share; and

(ii)                                 to purchase any and all of the outstanding May 2008 Warrants for consideration consisting of 0.2495 of a May 2008 Replacement Warrant of Pan American for each May 2008 Warrant, with each whole May 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$40.08 per Pan American Share,

(the “Warrant Offers”); and

(c)          the outstanding Convertible Debenture for consideration consisting of a Replacement Debenture of Pan American, which may be converted into either:

(i)                                    363,854 Pan American Shares at a conversion price of Cdn.$48.10 per Pan American Share; or

(ii)                                 a contract granting the holder of the Convertible Debenture the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata mine at the Navidad Project,

(the “Debenture Offer”).

This Notice of Variation and Extension should be read in conjunction with the Original Offers to Purchase and accompanying circular dated October 30, 2009 (the “Original Offers and Circular”).  Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offers and Circular, and the related Letters of Transmittal and Notice of Guaranteed Delivery remain unchanged.

Aquiline Securityholders who have validly deposited and not withdrawn their Aquiline Securities need take no further action to accept the applicable Offer(s).  Aquiline Securityholders who wish to accept the applicable Offer(s) must properly complete and execute the applicable Letter of Transmittal (printed on YELLOW paper for the Aquiline Shares, printed on BLUE paper for the Aquiline Warrants and printed on PINK paper for the Convertible Debenture) that accompanied the Original Offers and Circular or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Aquiline Securities in accordance with the instructions in the applicable Letter(s) of Transmittal.  Alternatively, Aquiline Securityholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offers in the Original Offers and Circular, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on GREEN paper) that accompanied the Original Offers and Circular or a manually executed facsimile thereof.  Aquiline Securityholders will not be required to pay any fee or commission if they accept the applicable Offer(s) by depositing their Aquiline Securities directly with the Kingsdale Shareholder Services Inc. (the “Information Agent” or the “Depositary”).

Questions and requests for assistance may be directed to the Information Agent and additional copies of this document, the Original Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge on request from the Information Agent at its respective offices shown on the last page of this document.  Copies of these documents and related materials may also be found at www.sedar.com and www.sec.gov.  Persons whose Aquiline Securities are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the applicable Offer(s).

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.  The Offers are not being made or directed to, nor will deposits of Aquiline Securities be accepted from or on behalf of, Aquiline Securityholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the laws of such jurisdiction.  However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offers to Aquiline Securityholders in any such jurisdiction.

NOTICE TO AQUILINE SECURITYHOLDERS IN THE UNITED STATES

The Offers to purchase the Aquiline Shares and Aquiline Warrants are made by a Canadian issuer that is permitted, under the MJDS, to prepare the Original Offers and Circular and this Notice of Variation and Extension in accordance with the disclosure requirements of Canada.  Aquiline Securityholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

The Offers are being made for the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the Exchange Act.  Accordingly, the Offers are not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D thereunder.  The Offers are being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E thereunder as applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Original Offers and Circular and this Notice of Variation and Extension in accordance with the disclosure requirements of Canadian provincial and federal law.  The Offers to purchase the Aquiline Shares and Aquiline Warrants are made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate and takeover offer rules.

Aquiline Securityholders should be aware that the disposition of Aquiline Securities and acquisition of the Pan American Securities may have tax consequences both in the United States and in Canada.  Such consequences may not be fully described herein and such Aquiline Securityholders are encouraged to consult their own tax advisors. See “Canadian Federal Income Tax Considerations” in Section 20 of the Original Offers to Purchase in the Original Offers and Circular and “Material U.S. Federal Income Tax Consequences” in Section 21 of the Original Offers to Purchase in the Original Offers and Circular.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Pan American is incorporated under the laws of the Province of British Columbia and Aquiline is incorporated under the laws of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Pan American and Aquiline and said persons may be located outside the United States.

Pan American has filed with the SEC a Registration Statement on Form F-80 and other documents and information, and has mailed the Original Offers and Circular to Aquiline Securityholders concerning the Offers and the proposed combination of Pan American and Aquiline.  Pan American expects to mail this Notice of Variation and Extension to Aquiline Securityholders.  Pursuant to Section V(D) of the Form F-80 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO.  Aquiline Securityholders are urged to read the Registration Statement, the Original Offers and Circular and this Notice of Variation and Extension and any other relevant documents filed with the SEC, because they contain important information.

Investors and Aquiline Securityholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by Pan American will be available free of charge from Pan American.  You should direct requests for documents to the Corporate Secretary, Pan American Silver Corp., Suite 1500 — 625 Howe Street, Vancouver, British Columbia, V7X 2T2, telephone: 604-684-1175.  To obtain timely delivery, such documents should be requested not later than December 15, 2009, being five Business Days before the Expiry Date (as defined herein).

The Pan American Securities offered pursuant to the Offers have not been approved or disapproved by the SEC or any other regulatory authority nor has the SEC or any other regulatory authority passed upon the accuracy or adequacy of the Original Offers and Circular or this Notice of Variation and Extension.  Any representation to the contrary is a criminal offence.

Pan American is subject to the information requirements of the U.S. Exchange Act and, in accordance with the U.S. Exchange Act, files reports and other information with the SEC.  Under a multi-jurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  In addition, Pan American is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  Pan American’s U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC.  Copies of the material Pan American files with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Pan American files or furnishes electronically.

Aquiline Securityholders should be aware that, during the Offer Period, Pan American or its affiliates, directly or indirectly, may bid for or make purchases of Aquiline Securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NOTICE TO AQUILINE OPTIONHOLDERS

No Offer is made for Aquiline Options or any other rights to acquire Aquiline Shares (other than the Aquiline Warrants or the Convertible Debenture).  Any holder of Aquiline Options or other rights to acquire Aquiline Shares who wishes to accept the Share Offer must exercise such Aquiline Options or other rights to obtain Aquiline Shares and deposit certificates representing the Aquiline Shares issued upon such exercise under the Share

Offer.  Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Aquiline Options or other rights to acquire Aquiline Shares that they will have Aquiline Share certificate(s) available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offers to Purchase in the Original Offers and Circular, “Manner of Acceptance — Procedure for Guarantee delivery”.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain information contained herein contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws relating to Pan American, Aquiline and their respective operations.  All statements, other than statements of historical fact, are forward-looking statements or information.  When used herein, the words “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “pro forma”, “forecast”, “schedule”, “may” and other similar words and expressions, identify forward-looking statements or information.  These forward-looking statements or information relate to, among other things:

•                  the successful integration of Aquiline’s business and operations with Pan American;

•                  the scheduled Expiry Time;

•                  future financial strength, performance and growth of Pan American;

•                  future access to market liquidity;

•                  future diversified political and operational risk;

•                  value creation and growth for Aquiline Securityholders;

•                  the sufficiency of Pan American’s current or future working capital, anticipated operating cash flow or its ability to raise necessary funds including, without limitation, future ability to access equity financing markets;

•                  the accuracy of mineral reserve and resource estimates and estimates of future production and future cash and total costs of production at Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, San Vicente or other properties;

•                  future successful development of the Navidad Project and other development projects of the Combined Company;

•                  the accuracy of mineral reserve and resource estimates of the Combined Company;

•                  pro forma financial information for the Combined Company including without limitation pro forma net cash and short term investments and working capital of the Combined Company;

•                  future improved capital market presence and access to equity research coverage for Aquiline Shareholders;

•                  benefits to Aquiline Securityholders from transitioning their investments from an exploration-stage company to a major silver producer;

•                  estimated production rates for silver and other payable metals produced by Pan American, timing of production and the cash and total costs of production at each of Pan American’s properties;

•                  the estimated cost of and availability of funding for ongoing capital, replacement, improvement or remediation programs;

v

•                  access to, and availability of funding for, the construction and development of the Combined Company’s projects, including the Navidad Project;

•                  the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies or other reports prepared in relation to development of projects;

•                  estimated exploration expenditures to be incurred on the Combined Company’s various silver exploration properties;

•                  compliance with environmental, health, safety and other laws and regulations;

•                  the effects of laws, regulations and government policies affecting Pan American’s operations and the Combined Company, including but not limited to, laws in the Province of Chubut, Argentina which, among other things, currently prohibit open pit mining and the use of cyanide in mining and which, as currently enacted, would likely render any future construction and development of the Navidad Project uneconomic or not possible at all;

•                  forecast capital and non-operating spending;

•                  future sales of the metals, concentrates or other products produced by Pan American;

•                  continued access to necessary infrastructure, including without limitation access to power, lands and roads to carry on activities as planned; and

•                  Pan American’s plans and expectations for its properties and operations.

These statements reflect the current views of Pan American with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American, are inherently subject to significant business, economic, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward looking statements contained herein and Pan American has made assumptions based on or related to many of these factors.  Such factors include, without limitation: the fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar and Canadian dollar); risks related to the technological and operational nature of Pan American and Aquiline’s businesses; changes in national and local government permitting, legislation, taxation, controls or regulations and political or economic developments in Canada, United States, Mexico, Peru, Argentina, Bolivia or other countries where Pan American and Aquiline may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial activities, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the creditworthiness and financial condition of suppliers, refiners and other parties which Pan American deals with; inadequate insurance or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; business opportunities it may be presented to, or pursued by Pan American; Pan American’s ability to complete and successfully integrate acquisitions; challenges to, or difficulties in maintaining, Pan American’s or Aquiline’s title to properties and continued ownership thereof; litigation; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; discrepancies between actual and estimated production, price volatility, increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under caption “Risks Related To Pan American’s Business” in Pan American’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities and those factors that have been identified under the caption “Description

Of Business — Risk Factors” in Aquiline’s Annual Information Form filed with certain Canadian provincial securities regulatory authorities.  Aquiline Securityholders are cautioned against attributing undue certainty or reliance on forward-looking statements.  Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Pan American does not intend and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances where any other events affecting such statements or information, other than as required by applicable Laws.  Please see “Cautionary Note to United States Investors Concerning Mineral Resource Calculations” in the Original Offers to Purchase in the Original Offers and Circular.   Investors are cautioned against attributing undue reliance on forward-looking statements or information.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE INFORMATION

Pan American presents its consolidated financial statements in United States dollars.  Unless stated otherwise or the context otherwise requires, all references in this document to “dollars”, “$” or “US$” are to United States dollars and all references to “Cdn.$” are to Canadian dollars.  Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, the Original Offers and Circular have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP.  For a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to Pan American’s financial statements, see note 22 to Pan American’s audited consolidated financial statements for the years ended December 31, 2008 and 2007, which are incorporated by reference into the Original Offers and Circular.

The following table sets forth, for the period indicated, the closing, high, low and average noon exchange rates for Canadian dollars expressed in U.S. dollars, as reported by the Bank of Canada:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Closing	$1.0707	$1.0642
High	$1.2645	$1.0582
Low	$1.0817	$0.9990
Average	$1.1699	$1.0186

(1)          Calculated as an average of the daily noon rates for each period.

NOTICE OF VARIATION AND EXTENSION

December 9, 2009

TO:        THE HOLDERS OF AQUILINE SHARES, AQUILINE WARRANTS AND THE CONVERTIBLE DEBENTURE

This Notice of Variation and Extension amends the Original Offers and Circular dated October 30, 2009.

Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Variation and Extension and not defined herein that are defined in the Original Offers and Circular have the respective meanings ascribed thereto in the Original Offers and Circular.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects.

All references to the “Offers”, “Offers to Purchase” or the “Offers to Purchase and Circular” in the Original Offers and Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offers and Circular, as amended and supplemented hereby.

1.             Extension of the Offers

By notice to the Depositary given on December 7, 2009, Pan American extended the expiry of the Offers to 9:00 pm (Eastern time) on December 22, 2009, unless the Offers are further extended.  Accordingly, the definition of “Expiry Date” in the “Definitions” section of the Original Offers and Circular (found on page 25 of the Original Offers and Circular) is deleted and replaced by the following:

“Expiry Date” means December 22, 2009, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers, “Extension, Variation or Change in the Offers;

In addition, all references to December 7, 2009 or to 9:00 pm (Eastern time) on December 7, 2009 in the Original Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery are amended to refer to December 22, 2009 or to 9:00 pm (Eastern time) on December 22, 2009, respectively.

2.             Conditions Satisfied

Each of the conditions of the Offers specified in Section 4 of the Original Offers to Purchase in the Original Offers and Circular, “Conditions of the Offers”, has been satisfied.

If within 120 days after the date of the Share Offer, the Share Offer has been accepted by holders of at least 90% of the issued and outstanding Aquiline Shares, other than Aquiline Shares held by, or by a nominee for, the Offeror and its affiliates as of the date of the Offers, and the Offeror takes up and pays for such Aquiline Shares, the Offeror intends to acquire the remainder of the Aquiline Shares via a Compulsory Acquisition.

If the Offeror is not entitled to effect a Compulsory Acquisition, or if any of the Aquiline Warrants or the Convertible Debenture have not been tendered under the Offers, the Offeror intends to take such actions as may be necessary for the Offeror to acquire the remaining Aquiline Securities not acquired under the Offers as soon as practicable after completion of the Offers by way of a Subsequent Acquisition Transaction.  If the Subsequent Acquisition Transaction is effected, it will provide that the consideration offered per Aquiline Security in connection with such Subsequent Acquisition Transaction is at least equal to and in the same form as the amount paid per Aquiline Security under each respective Offer.  The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Aquiline Securities acquired under the Offers.

See Section 19 of the Circular in the Original Offers and Circular, “Acquisition of Aquiline Securities Not Deposited”.

3.             Recent Developments

Since the date of the Original Offers and Circular, there have been important developments relating the Offers which are summarized below.

Pan American Takes Up Aquiline Securities

All of the Aquiline Securities validly deposited to the Offers and not withdrawn at 9:00 p.m. (Eastern time) on December 7, 2009 were taken up and accepted for payment by Pan American.  The Depositary advised Pan American that as of 9:00 p.m. (Eastern time) on December 7, 2009 approximately 67,216,956 Aquiline Shares (representing approximately 81.8% of the Aquiline Shares issued and outstanding as of December 7, 2009 (calculated based on the total number of Aquiline Shares outstanding as of December 7, 2009, together with all Aquiline Shares issuable on exercise of the October 2008 Warrants which remain outstanding)) and 1,925,000 of the Aquiline Warrants had been validly deposited under the respective Offers and were taken up by Pan American.  Pan American has exercised its right to extend the Offers to December 22, 2009 in order to enable the remaining Aquiline Securityholders to deposit their Aquiline Securities to the applicable Offer(s) and receive prompt payment for their Aquiline Securities.

Update on October 2008 Warrants and November 2008 Warrants

Pan American has been advised by the Depositary that all of the October 2008 Warrants (other than those held by Pan American) were, prior to 9:00 pm on December 7, 2009, either exercised for Aquiline Shares or validly deposited to the Warrant Offer and not withdrawn.  In addition, Pan American has been advised by Aquiline that all of the November 2008 Warrants were exercised for Aquiline Shares prior to 9:00 pm on December 7, 2009.  Accordingly, Pan American’s offers for the October 2008 Warrants and the November 2008 Warrants have been concluded in accordance with their respective terms.

Third Quarter Financial Results

On November 10, 2009, Pan American announced its unaudited financial results for the third quarter of 2009.  The highlight of these financial results was Pan American’s establishment of new quarterly production records for silver at approximately 6.4 million ounces and for gold at approximately 28,000 ounces.  These record production levels, along with improvements in the price environment for all metals that Pan American produces, resulted in record quarterly sales of approximately $118.6 million.

On the same date, Pan American filed with securities commissions or similar regulatory authorities in the provinces and territories of Canada and filed with or furnished to the SEC its unaudited interim consolidated financial statements and the notes thereto for the three and nine month periods ended September 30, 2009 and 2008 and management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2009 and 2008.  Copies of these financial statements and discussion may be found at www.sedar.com and www.sec.gov.  These documents are deemed to be incorporated by reference into the Original Offers and Circular.  See Section 10 of the Circular in the Original Offers and Circular, “Documents Incorporated by Reference”.

The table set out below provides a summary of Pan American’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2009 and 2008.

SUMMARY OF UNAUDITED INTERIM FINANCIAL INFORMATION OF PAN AMERICAN

	Nine months ended September 30, 2009	Nine months ended September 30, 2008
	(unaudited)	(unaudited)
	(in thousands of US dollars, except per share amounts)
Consolidated Statement of Operations
Revenue	$300,406	$292,322
Income before taxes	$46,720	$90,854
Net income	$34,193	$57,918
Net income per share – basic	$0.40	$0.72
Net income per share – diluted	$0.40	$0.71
Consolidated Balance Sheet
Assets	$1,008,087	$912,832
Liabilities	$176,980	$187,282
Shareholders equity	$824,450	$719,632

4.             Time for Acceptance

The Offers are now open for acceptance until 9:00 p.m. (Eastern time) on December 22, 2009, unless further extended.  See Section 5 of the Original Offers to Purchase in the Original Offers and Circular, “Extension, Variation or Change in the Offers”.

The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time during the Offer Period to extend the Expiry Date or the Expiry Time by giving written notice (or other communication subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) of such extension to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Original Offers to Purchase in the Original Offers and Circular, “Notices and Delivery”, to all registered holders of Aquiline Securities that have not been taken up prior to the extension or variation.  The Offeror shall, as soon as possible after giving notice of an extension to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX.  Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

5.             Manner of Acceptance

Aquiline Securities may be deposited under the Offers in accordance with the provisions of Section 3 of the Original Offers to Purchase in the Original Offers and Circular, “Manner of Acceptance”.

6.             Take Up and Payment for Deposited Aquiline Securities

Upon the terms and subject to the conditions of the Offers, Pan American will take up and pay for Aquiline Securities validly deposited to the applicable Offer(s) and not withdrawn as set out in Section 6 of the Original Offers to Purchase in the Original Offers and Circular, “Payment for Deposited Aquiline Securities”.

Aquiline Securityholders are referred to Section 6 of the Original Offers to Purchase in the Original Offers and Circular, “Payment for Deposited Aquiline Securities”, for a description of the legal requirements regarding the timing of the take up of the Deposited Aquiline Securities deposited under the applicable Offer(s) and a description of when payment will be made for the Deposited Aquiline Securities in relation to the time at which they are taken up by the Offeror.

7.             Withdrawal of Deposited Aquiline Securities

Aquiline Securityholders have a right to withdraw Aquiline Securities deposited under the Offers in the circumstances and in the manner set out in Section 8 of the Original Offers to Purchase in the Original Offers and Circular, “Withdrawal of Deposited Aquiline Securities”.

8.             Consequential Amendments to the Original Offers and Circular and Other Documents

The Original Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the information contained in this Notice of Variation and Extension.

9.             Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Aquiline Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or a notice that is required to be delivered to Aquiline Securityholders.  However, such rights must be exercised within prescribed time limits.  Aquiline Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

10.          Directors’ Approval

The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the securityholders of Aquiline has been authorized, by the Board of Directors of Pan American.

APPROVAL AND CERTIFICATE OF PAN AMERICAN

The contents of this Notice of Variation and Extension have been approved, and the sending, communication or delivery thereof to the securityholders of Aquiline has been authorized, by the Board of Directors of Pan American.

The foregoing, together with the Offers to Purchase and Circular dated October 30, 2009 (including the schedule thereto which is incorporated therein by reference) contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  In addition, the foregoing, together with the Offers to Purchase and Circular dated October 30, 2009 (including the schedule thereto which is incorporated therein by reference) does not contain any misrepresentation likely to affect the value or the market price of the common shares of Aquiline.

DATED:  December 9, 2009

/s/ GEOFFREY A. BURNS	/s/ A. ROBERT DOYLE
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ ROSS J. BEATY	/s/ ROBERT P. PIROOZ
Chairman and Director	Director

The Depositary and Information Agent for the Offers is:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-888-518-6824

Any questions and requests for assistance may be directed by holders of Securities to the Information Agent at its telephone numbers and address set out above.

The Depositary and Information Agent for the Offers is:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-888-518-6824

E-mail: contactus@kingsdaleshareholder.com

Facsimile:  416-867-2271

Toll Free Facsimile:  1-866-545-5580

Outside North America, Banks and Brokers Call Collect:  416-867-2272

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

        Section 160 of the Business Corporations Act (British Columbia) (the "BCBCA") authorizes a company to indemnify past and present directors and officers of the company and past and present directors and officers of a corporation of which the company is or was a shareholder, against liabilities incurred in connection with the provision of their services as such if the director or officer acted honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if he or she had reasonable grounds for believing that his or her conduct was lawful. Section 165 of the BCBCA provides that a company may purchase and maintain liability insurance for the benefit of such directors and officers.

        In accordance with the BCBCA, the Articles of the Registrant provide that the Registrant will indemnify its directors, former directors, Secretary or Assistant Secretary, and may indemnify its officers, employees or agents and those of its subsidiaries, and directors and former directors of its subsidiaries, and each of their respective heirs and representatives, against all losses, charges and expenses howsoever incurred by them as a result of their actions in such capacities. The Registrant has entered into agreements with each of its directors confirming this indemnity. The failure of a director or officer of the Registrant to comply with the provisions of the BCBCA or the Registrant's Memorandum or Articles, however, will invalidate any indemnity which he or she is entitled to.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Articles and the BCBCA.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

III-1

Exhibits

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.		Description
3.1		Support Agreement and the related Disclosure Letter between the Registrant and Aquiline, dated October 14, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 23, 2009).
3.2	*	Form of Lock-Up Agreement between the Registrant and each of the directors and senior officers of Aquiline.
3.3		Form of Warrant Indenture between the Registrant and Computershare Trust Company of Canada.
3.4		Form of Pan American Replacement Warrant Certificates (as defined in the offers to purchase and circular).
4.1		Annual information form of the Registrant for the fiscal year ended December 31, 2008, dated March 31, 2009 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.2		Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial years ended December 31, 2007 and 2008, together with the report of the auditors thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.3		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2007 and 2008 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.4		Management information circular of the Registrant dated April 7, 2009, prepared in connection with the annual meeting of shareholders of the Registrant held on May 12, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 14, 2009).
4.5		Unaudited comparative financial statements of the Registrant and the notes thereto for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.7		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.8	*	Material change report, dated February 6, 2009, relating to the announcement of the Registrant's intention to make a public offering of 5,540,000 Pan American Shares and the filing of preliminary shelf prospectus supplement in connection therewith.
4.9		Material change report, dated October 22, 2009, relating to the announcement of the Offers (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 22, 2009).
4.10	*	The audited consolidated financial statements of Aquiline and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors' report thereon.

III-2

Exhibit No.	Description
4.11	The unaudited interim consolidated financial statements of Aquiline and the notes thereto for the three and six month periods ended June 30, 2009.*
4.12	Unaudited comparative financial statements of the Registrant and the notes thereto for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2009).
4.13	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2009).
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2	Consent of MSCM, LLP, chartered accountants, licensed public accountants.
5.3	Consent of Borden Ladner Gervais, LLP.*
5.4	Consent of Michael Steinmann.*
5.5	Consent of Martin Wafforn.*
6.1	Powers of Attorney (included in Part III of this Registration Statement).*

*
Previously filed with the Registrant's Form F-80 (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on October 30, 2009.

III-3

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking.

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in such securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Registration Statement.

Item 2.    Consent to Service of Process.

    (a)        The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

    (b)        Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-4

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada on December 9, 2009.

PAN AMERICAN SILVER CORP.
By:	/s/ GEOFFREY A. BURNS Geoffrey A. Burns President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, Amendment No. 1 to this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on December 9, 2009.

Signature	Title

/s/ GEOFFREY A. BURNS Geoffrey A. Burns	President and Chief Executive Officer, Director (Principal Executive Officer)
* A. Robert Doyle	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
* Ross J. Beaty	Chairman of the Board of Directors
* William A. Fleckenstein	Director
* Michael Larson	Director
* Michael J.J. Maloney	Director
* Robert P. Pirooz	General Counsel, Secretary, and Director

III-5

Signature	Title

* Paul B. Sweeney	Director
* David C. Press	Director
* Walter T. Segsworth	Director

By:	/s/ GEOFFREY A. BURNS Geoffrey A. Burns Attorney-in-fact

III-6

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Vancouver, British Columbia, Canada on December 9, 2009.

PAN AMERICAN MINERALS INC. (Authorized Representative)
By:	/s/ GEOFFREY A. BURNS
Name: Geoffrey A. Burns Title: Authorized Signatory

III-7

 EXHIBIT INDEX

Exhibit No.		Description
3.1		Support Agreement and the related Disclosure Letter between the Registrant and Aquiline, dated October 14, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 23, 2009).
3.2	*	Form of Lock-Up Agreement between the Registrant and each of the directors and senior officers of Aquiline.
3.3		Form of Warrant Indenture between the Registrant and Computershare Trust Company of Canada.
3.4		Form of Pan American Replacement Warrant Certificates (as defined in the offers to purchase and circular).
4.1		Annual information form of the Registrant for the fiscal year ended December 31, 2008, dated March 31, 2009 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.2		Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial years ended December 31, 2007 and 2008, together with the report of the auditors thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.3		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2007 and 2008 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.4		Management information circular of the Registrant dated April 7, 2009, prepared in connection with the annual meeting of shareholders of the Registrant held on May 12, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 14, 2009).
4.5		Unaudited comparative financial statements of the Registrant and the notes thereto for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.7		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.8	*	Material change report, dated February 6, 2009, relating to the announcement of the Registrant's intention to make a public offering of 5,540,000 Pan American Shares and the filing of preliminary shelf prospectus supplement in connection therewith.
4.9		Material change report, dated October 22, 2009, relating to the announcement of the Offers (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 22, 2009).
4.10	*	The audited consolidated financial statements of Aquiline and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors' report thereon.
4.11	*	The unaudited interim consolidated financial statements of Aquiline and the notes thereto for the three and six month periods ended June 30, 2009.

III-8

Exhibit No.		Description
4.12		Unaudited comparative financial statements of the Registrant and the notes thereto for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2009).
4.13		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2009).
5.1		Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2		Consent of MSCM, LLP, chartered accountants, licensed public accountants.
5.3	*	Consent of Borden Ladner Gervais, LLP.
5.4	*	Consent of Michael Steinmann.
5.5	*	Consent of Martin Wafforn.
6.1	*	Powers of Attorney (included in Part III of this Registration Statement).

*
Previously filed with the Registrant's Form F-80 (Commission File No. 333-162778) filed with the U.S. Securities and Exchange Commission on October 30, 2009.

III-9

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking.
  Item 2. Consent to Service of Process.
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX